ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

July 10, 2023

VIA EDGAR

Ms. Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 001-40760

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated July 3, 2023 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company on June 5, 2023. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Proxy Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. References to page numbers below (other than those in the Staff’s comments in italics) are to the appropriate pages of Amendment No. 1.

Securities and Exchange Commission

July 10, 2023

The Company has asked us to convey the following responses to the Staff:

Preliminary Proxy on Schedule 14A, Filed June 5, 2023

Q: What is the value of the Merger consideration?, page 2

1.	We note your disclosure here describing the total consideration for the Merger being $60,000,000 in cash and 159,866,898 in shares of SeqLL common stock. We also note that as part of this proxy you are asking for approval for a 30 to 1 reverse stock split. Please clarify the disclosure in this section to make clear where in the sequence of the reverse stock split and the increase in authorized common stock this total falls, such that shareholders may better compare the proposed Merger consideration to their own holdings.

Response:

As requested by the Staff, the Company has revised the response to the inquiry “What is the value of the Merger consideration?” on page 2 of Amendment No. 1 to clarify the sequence of the proposed reverse stock split relative to the Capital Raise and the closing of the Merger.

Risks Related to the Merger Proposal

The merger is subject to a number of conditions, page 17

2.	We note your disclosure on pages 92 and F-6 that Nasdaq has provided you with notice that SeqLL is not in compliance with the minimum bid price requirement. Please disclose the risk here, or in a standalone risk factor, that should you be unable to satisfy Nasdaq’s requirements in the allotted time, Nasdaq may delist SeqLL’s common stock and disclose the consequences of any delisting. We note that continued listing is a condition of the Merger; clarify whether this condition may be waived by either or both parties.

Response:	As requested by the Staff, the Company has revised the disclosure in the risk factor relating to the Company’s compliance with Nasdaq’s minimum bid price requirement on page 20 of Amendment No.1 to update the disclosure for recent events and to clarify that the continued Nasdaq listing of the Company’s securities is a condition to the closing of the Merger that may be waived by the parties, although it is unlikely to be waived.

Securities and Exchange Commission

July 10, 2023

The Merger will result in changes to SeqLL’s board of directors and management that may affect the strategy and operations..., page 20

3.	We note that following the merger, only David Pfeffer will remain from the current SeqLL board. Please include this disclosure, either here or in a standalone risk factor, that post-merger the majority of your officers and directors will have no or limited experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting.

Response:	While the Staff is correct in noting that only David Pfeffer will remain from the current SeqLL board, the Company believes the risk factor relating to the changes in the Company’s management and board of directors, as set out on page 21 of Amendment No. 1, should not be changed in response to this comment as it concerns the possible change in the strategy and operations of the public company and does not address the risk the Staff has stated regarding the ability of the new board to establish and maintain disclosure controls and procedures and internal control over financial reporting for the post-Merger public company.

With regard to the Staff’s concern that the post-Merger management and board does not have the required experience in establishing and maintaining disclosure controls and procedures for a public company, the Company believes the experience of the persons who will assume control of the management of the post-Merger company, as set forth in the management biographies under the caption “Directors and Executive Officers Following the Merger” on page 149 of Amendment No. 1, qualifies such persons to establish and maintain disclosure controls and procedures for the post-Merger company, as follows:

•	Robert Machinist: formerly CEO and Chairman of the Board of Troika Media Group (Nasdaq: TRKA) (“Troika”); Vice Chairman of Pyrolyx A.G.(ASX:PLX); Chairman of CIFC Corp.(Nasdaq: CIFC); a board member of ECD Autodesign (Nasdaq: ECDA, pending); and managing director and head of investment banking of Bank of New York and its capital markets division.

•	Jeffrey Jagid: formerly a director, Chairman and Chief Executive Officer of ThinkEco Inc.; Chairman and Chief Executive Officer of I.D. Systems, Inc. (Nasdaq: IDSY).

•	Christopher Broderick: formerly Chief Operating Officer and Chief Financial Officer of Troika.

•	Michael Tenore: formerly General Counsel and Vice President of Regulatory Affairs of Troika; and General Counsel at RNK, Inc.

•	Jeffrey Kurtz: formerly a director of Troika.

Together with Mr. Pfeffer, four of the six executive officers and members of the post-Merger board of directors of the Company have experience as senior management or as a member of the board of directors of a public company. As a result, the Company believes a statement indicating that the majority of the post-Merger executive officers and board member have no experience managing a public company that is required to establish and maintain disclosure controls and procedures and internal control over financial reporting, would not be factually accurate. The Company does not believe a separate risk factor is required in response to this comment.

SeqLL stockholders will experience immediate dilution…, page 23

4.	Elaborate upon this risk factor to discuss in greater detail the additional risks of dilution from the Capital Raise, by providing an estimated number of shares that may be issued in such transaction, as well as the risks of the Stock Distribution.

Response:	As requested by the Staff, the Company has revised the disclosure in the risk factor relating to the dilution to be experienced by the current stockholders of the Company as a result of the closings of the Merger and the Capital Raise and the related Stock Distribution on page 23 of Amendment No.1 to include estimates of the numbers of shares of the Company’s common stock to be issued in such transactions, as well as the percentage ownerships of the Company’s common stock by the Company’s pre-Merger stockholders, the Sellers in the Merger and the investors in the Capital Raise following such transactions.

Risks Related to Lyneer’s Business, page 26

5.	Revise to include a risk factor that quantifies the amount of debt Lyneer currently has outstanding and the repayment terms associated with such debt. Explain how Lyneer intends to repay such amounts when due, and any risks associated with failure to repay such debt, considering the historical failure of Lyneer to make certain payments due under the Seller and Earnout Notes.

Response:	As requested by the Staff, the Company has added a risk factor on page 30 of Amendment No. 1 reflecting the risks relating to(i) the amount of Lyneer’s outstanding indebtedness and the repayment terms of such indebtedness, (ii) Lyneer’s plans for the repayment of such indebtedness and (iii) the risks associated with the non-payment of such indebtedness.

Securities and Exchange Commission

July 10, 2023

Lyneer faces risks associated with litigation and claims., page 27

6.	We note your disclosure here that Lyneer is subject to a number of lawsuits and class action lawsuits. Please provide some additional details as to the nature and potential size of these lawsuits and class action lawsuits. In addition, please also include a “legal proceedings” sub-section to the “Information About Lyneer” section consistent with Item 102 of Regulation S-K.

Response:	As requested by the Staff, the Company has revised the risk factor relating to Lyneer litigation on page 27 of Amendment No. 1 to provide additional details regarding the nature of the claims. In addition, the Company has revised the disclosure under the caption “Information About Lyneer” to add a subsection on page 146 of Amendment No. 1 describing its material litigation as required by Item 102 of Regulation S-K.

Lyneer has customer concentration, page 28

7.	Revise to clarify the terms of any agreement Lyneer has with this customer, including the duration.

Response:	As requested by the Staff, the Company has added disclosure to the risk factor regarding Lyneer’s customer concentration on page 28 of Amendment No. 1 to provide the principal terms, including the duration, of its agreement with this customer.

Lyneer Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021:, page 34

8.	We note your aggregation for the results of operations of the Successor period from August 31, 2021 to December 31, 2021 with those of the Predecessor period from January 1, 2021 to August 30, 2021. Please tell us how you determined it is appropriate to combine these results as your current discussion combines two different bases of accounting. Please advise or revise your discussion.

Response:	As requested by the Staff, the Company has revised its disclosures on pages 34-35 of Amendment No. 1 to (i) clarify why management believes that key performance metrics for the Successor periods, when combined with the Predecessor periods, provide more meaningful comparisons to other periods and are useful in identifying business trends, (ii) include a reconciliation of the Successor and Predecessor periods where applicable, and (iii) clearly disclose the combined results as “Non-GAAP Combined.”

9.	Please quantify the extent to which changes in service revenue are attributable to changes in prices or to change in the volume of services being sold. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response:	As requested by the Staff, the Company has revised the disclosures on page 35 of Amendment No. 1 to quantify the extent to which changes in service revenue are attributable to changes in prices or to changes in the volume of services being sold in according to Item 303(b)(2)(iii) of Regulation S-K

Adjusted EBITDA, page 34

10.	We note the adjustments for “severance and salary reductions for staff positions eliminated and not replaced” to arrive at the non-GAAP measure Adjusted EBITDA. Please tell us more about the reduction in force that occurred in the year ended December 31, 2022 and the three months ended March 31, 2023. Additionally, tell us how the adjustments are in compliance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DI’s).

Response:	As requested by the Staff, the Company has enhanced its disclosures regarding Adjusted EBITDA on pages 37-38 of Amendment No. 1 to arrive at the non-GAAP measure of adjusted EBITDA. The Company and Lyneer view these severance costs as being non-recurring in nature resulting from the ongoing COVID-19 pandemic based on the industry in which the Company operates, and believes its position is consistent with Question 100.01 of the Staff’s C&DI on non-GAAP Financial Measures. Lyneer believes these severance costs are not normal operating expenses and do not occur repeatedly or occasionally, including at irregular intervals, and therefore are appropriate non-GAAP adjustments. The pandemic-related expenses incurred by Lyneer represented incremental charges through March 31, 2023, and Lyneer believes that excluding the impact of these Covid-19 pandemic-related costs on its operating results provides information that is meaningful to investors and is not misleading.

Securities and Exchange Commission

July 10, 2023

11.	We note litigation costs as an adjustment to arrive at the non-GAAP measure Adjusted EBITDA. Please tell us how the adjustment is in compliance with the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DI’s).

Response:	The Company respectfully acknowledges the Staff’s comment and have removed litigation costs to arrive at non-GAAP Adjusted EBITDA on page 38 of Amendment No. 1.

Liquidity and Capital Resources, page 38

12.	Please revise your disclosure to provide a comparative analysis of changes in the reported amount in each operating, investing and financing cash flows from period to period. Refer to Item 303(b) of Regulation S-K for guidance regarding material changes.

Response:	As requested by the Staff, the Company has revised the discussion under the caption “Liquidity and Capital Resources” on page 40 of Amendment No. 1 to provide a comparative analysis of the changes from period to period in the reported amounts of operating, investing and financing cash flows.

Revolver, page 39

13.	We note your disclosure that Lyneer maintains a revolver with IDC of $125 million. However, on page 40 you disclose that as of March 31, 2023 the balance of the revolver was $66,060,944 and the available borrowing capacity as of the same date was $18,316,513. Clarify, if true, that this amount excludes a portion of the amount due under the revolver that IDC has agreed to pay and quantify this amount, with a view to explaining the difference in the amounts you disclose here and the total capacity of $125 million.

Response:	As requested by the Staff, the Company has updated its disclosures regarding the Revolver on page 40 of Amendment No. 1 to include a reconciliation of between the $125 million revolving line of credit and the amounts recorded as a liability on Lyneer’s balance sheet as of December 31, 2022 and March 31, 2023. As of both balance sheet dates, the residual difference of the $125 million revolver between the $66,060,944 liability that was recorded by Lyneer and borrowing base capacity represented the portion of the outstanding revolver facility that IDC has agreed to pay and is responsible for.

Proposal I: The Merger Proposal, page 64

14.	In an appropriate place in your disclosure, revise to provide a graphical depiction of the merger and related transactions discussed in the proxy statement and depict the ownership interests of each entity before and after the transactions.

Response:	As requested by the Staff, the Company has updated the disclosure with respect to the Merger Proposal to include on page 68 of Amendment No. 1 a graphical depiction of the percentage ownership interests of each of Atlantic, IDC, Lyneer Management and the pre-Merger Company stockholders both before and after the Merger and its related transactions.

Securities and Exchange Commission

July 10, 2023

Background of the Merger, page 65

15.	Elaborate upon the nature of the “preliminary diligence information regarding Atlantic” that was provided after the January 25, 203 introductory e-mail. Disclose the terms of the letter of intent Atlantic signed with Lyneer at the time Mr. Bressman reached out to Mr. Jones, including any valuation amounts, and explain whether the terms of that letter of intent were revised up to the time of execution of the Merger Agreement.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Background of the Merger” on page 69 of Amendment No. 1 to disclose the preliminary due diligence information provided by Atlantic to the Company and the changes made to the draft letter of intent prior to execution of the letter of intent. There were no material changes to the value of the consideration to be provided to or retained by the Company’s stockholders (e.g, $12 million of stock value and a dividend of all cash and cash equivalents after the payment of non-retained liabilities) between the execution of the letter of intent and the execution of the Merger Agreement.

16.	Disclose the material terms of the various drafts of the letter starting with the “high-level” version shared on January 27, 2023 up to the final version approved by the Board on February 2, 2023. Identify the “improved terms” Mr. Jones had negotiated. Disclose any valuation or consideration terms included in the drafts and how and why such amounts evolved, if at all.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Background of the Merger” on page 69-70 of Amendment No. 1 to disclose the material changes made to the Company’s letter of intent with Atlantic prior to execution of that agreement, including the improved terms that had been negotiated by Mr. Jones, and how and why the $12 million of stock value would be calculated.

17.	We note your disclosure on page 66 that over the weekend of January 28 and 29 you considered the fact that Atlantic would not continue SeqLL’s current line of business. We also note that by February 2nd the board of SeqLL had provided its unanimous consent to enter into a non-binding letter of intent with Atlantic. Please clarify when the board of SeqLL was able to discuss the end of their current line of business and pursue a brand new line of business following the Merger.

Response:	As previously disclosed under the caption “Background of the Merger,” as part of the Company’s ongoing strategic planning process, the SeqLL board of directors had been periodically reviewing strategic alternatives for the Company, including potential acquisitions and divestitures, that would provide value to the Company’s stockholders. At the time the Company received the introductory e-mail from Atlantic, the market capitalization of the Company was approximately $6.0 million, the Company was not generating meaningful revenues and the Company’s ability to continue funding its research and development efforts over the long-term was questionable. As requested by the Staff, the Company has revised the disclosure under the caption “Background of the Merger” on pages 69-70 of Amendment No. 1 to provide greater detail regarding the board’s deliberations to accept the proposal offered by Atlantic and dispose of its then-current line of business in favor of the line of business of Lyneer.

18.	Explain how you arrived at the $12 million amount of equity value to be provided to existing SeqLL stockholders post-merger.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Background of the Merger” on page 70 of Amendment No. 1 to explain how the parties agreed to the $12 million of equity to be retained by the pre-Merger stockholders of the Company in the Merger. As disclosed, Atlantic originally proposed that the Company would satisfy all of its liabilities prior to closing out of its cash assets, distribute the balance of the cash assets to its stockholders and that the pre-Merger stockholders would be left with equity in the post-Merger business valued at $10 million. During negotiation of the letter of intent, the Company proposed that the post-Merger company would retain a $1.375 million note payable and that the equity value for the pre-Merger stockholders would be $15 million. Following negotiation and discussion, the final letter of intent provided that the post-Merger company would retain the $1.375 million note payable and that the equity value for the pre-Merger stockholders would be increased from $10 million to $12 million.

19.	Please disclose if any alternatives to Atlantic were considered. If none, please disclose as much.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Background of the Merger” on page 71 of Amendment No. 1 to disclose that no alternative transactions were being considered by the Company’s board of directors at the time it approved the letter of intent with Atlantic.

Securities and Exchange Commission

July 10, 2023

20.	We note your disclosure on page 66 that on February 3, 2023 the preliminary draft of the merger agreement was shared and on page 68 that on April 28, 2023 McKim’s evaluation deemed the consideration for the transaction as fair to the SeqLL shareholders. Please clarify how the amount of consideration was ultimately arrived at in the intervening time.

Response:	The consideration to be received by the pre-Merger stockholders of the Company in the Merger, as outlined above and in the revised “Background of the Merger” section of Amendment No. 1, remained consistent from the date the letter of intent was signed on February 2, 2023 through the date of the signing of the Merger Agreement and, ultimately, to the date of the April 28, 2023 determination by McKim as to its fairness to the Company’s stockholders. As there were no material changes to such consideration, the Company does not believe any additional disclosure is required in the Preliminary Proxy Statement in response to this comment.

21.	Identify the independent director that was chosen to represent SeqLL stockholders, which was proposed by the Board in late February and early March 2023, and the role that such director played throughout the ensuing negotiations.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Background of the Merger” on page 72 of Amendment No.1 to disclose the name of the independent director of the Company that was chosen to represent the Company’s stockholders on the post-Merger board of directors. As the role of all of the Company’s directors, including that particular director, was to act in the best interests of the Company’s stockholders throughout the entire Merger negotiations, the Company does not believe any specific disclosure is required in the Preliminary Proxy Statement in response to this comment.

Merger Consideration, page 77

22.	Provide an example of how the adjustment mechanism will adjust the consideration in the Merger by disclosing a hypothetical example using an Offering Price of less than $.864. Consider using a current stock price, if appropriate, to illustrate the mechanism.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Merger Consideration” on page 81 of Amendment No.1 to provide hypothetical examples of the numbers of shares of the Company’s common stock to be issued in the Merger and in the related Stock Distribution assuming an Offering Price of $0.40 per share, the closing price of the Company’s common stock on July 6, 2023. As disclosed though out Amendment No. 1, the Stock Consideration to be issued in the Merger is no longer a fixed number of shares of the Company’s common stock and the prior assumed price per share of $0.864 is no longer relevant in determining the Stock Consideration to be issued to the Sellers in the Merger.

Securities and Exchange Commission

July 10, 2023

Proposal III – The Reverse Stock Split Proposal

Reasons for the Reverse Stock-Split, page 92

23.	We note that you had until June 19, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. In this regard, your Form 8-K dated June 20, 2023 discloses your intent to appeal Nasdaq’s determination to a hearings panel. Please update your disclosure as to your current status.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Reasons for the Reverse Stock Split” on page 96 of Amendment No.1 to update the disclosure for recent developments regarding the Company’s current listing on Nasdaq.

Proposal VII – Asset Sale Proposal

Reasons for the Asset Purchase Agreement, page 105

24.	Disclose the value of the pre-Merger business operations and assets, as well as pre-merger liabilities, that were considered by SeqLL’s board of directors. In this regard, we note your risk factor disclosure indicating that certain liabilities will not or may not be transferred. Explain how you arrived at the de minimis amount of consideration that is being offered for such assets.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Reasons for the Asset Purchase Agreement” on pages 109-110 of Amendment No.1 to disclose the liquidation value of the pre-Merger assets and the amount of the pre-Merger liabilities that were considered by the SeqLL board of directors in its deliberations regarding the disposal of the pre-Merger business operations of SeqLL, which was a requirement of the Merger negotiations with Atlantic. The Staff should be aware of the fact that, as a result of the factors considered by the board and listed in the bullet points on page 110 of Amendment No. 1, particularly the fact that the pre-Merger business had no meaningful revenues and would be sold with no working capital and with liabilities that exceeded the value of the transferred assets, the board did not believe that the sale of the pre-Merger business and operations of the Company to a purchaser other than Mr. Jones was a viable alternative.

25.	Disclose whether the Board considered any risks or negative factors relating to the proposed asset sale, including Mr. Jones’ conflicts in negotiating the terms of the asset sale.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Reasons for the Asset Purchase Agreement” on page 110 of Amendment No.1 to supplement the factors considered by the Company’s board of directors in approving the proposed asset sale to a purchaser controlled by Mr. Jones, and the Company now believes the factors considered by the Company’s board of directors, including the risks or negative factors relating to the proposed asset sale and the conflict of interest of Mr. Jones in the sale process, are now disclosed on page 110 of Amendment No. 1.

Securities and Exchange Commission

July 10, 2023

Necessity for Stockholder Approval, page 106

26.	Clarify the number of shares that would need to vote in favor of the Asset Purchase Agreement in order to receive stockholder approval for the transaction. Clarify whether “certain of the employees of SeqLL” that are purchasing the business operations of SeqLL are also shareholders of SeqLL and, if so, why they are considered “disinterested” stockholders.

Response:	As disclosed under the heading “Required Vote” on page 111 of Amendment No. 1, the approval of the Asset Purchase Agreement requires the affirmative vote of at least a majority of the votes cast by disinterested holders of the outstanding shares of SeqLL common stock present in person or represented by proxy at the special meeting and entitled to vote at the meeting. Without knowing the number of shares of SeqLL common stock held by disinterested stockholders that will be represented at the special meeting, the Company believes it is unable to determine the number of such shares that would need to vote in favor of the proposal to approve the proposal. The Company has added disclosure to indicate Mr. Jones is the only current SeqLL stockholder who would be an interested stockholder for purposes of this proposal.

Information about Lyneer, page 137

27.	In an appropriate place in this discussion, explain the material terms of the agreements you enter into with your clients in connection with each of the services you provide.

Response:	As requested by the Staff, the Company has revised the disclosure under the caption “Information About Lyneer – Lyneer Service Offerings” on page 142 of Amendment No.1 to explain generally the material terms of Lyneer’s agreements with its customers for its principal service offerings.

Directors and Executive Officers

Directors and Executive Officers Following the Merger, page 144

28.	We note on page 28 your risk factor describing security breaches and cybersecurity risks and risks of data loss due to security breaches as a material risk to Lyneer’s business. Since cybersecurity and cyber-attacks are a potential risk, please also disclose in this section the nature of the board’s role in overseeing your cybersecurity risks, including in connection with the company’s third party providers.

Response:	As Lyneer is currently a private company that is managed by a board of directors that will not continue in place following the Merger, the Company does not believe the nature of the current board’s role in overseeing Lyneer’s cybersecurity risks is relevant to the Company’s stockholders in considering the proposals to be considered at the special meeting. However, in response to this comment, the Company has revised the disclosure under the caption “Board Committees” on page 153 of Amendment No. 1 to disclose that the audit committee of the post-Merger board of directors of the Company will have responsibility for overseeing the Company’s, including Lyneer’s, cybersecurity risks.

Securities and Exchange Commission

July 10, 2023

Financial Statements, page F-1

29.	Please tell us your consideration of providing audited financial statements of Atlantic Acquisition Corp and the accounting basis for your conclusion. Additionally, we note that the column for “Atlantic historical” in the unaudited pro forma financial information section is currently blank. Please advise

Response:	The Company respectfully acknowledges the Staff’s comment. Please be advised that Atlantic Acquisition Corp. is a special purpose vehicle that was formed in Delaware on October 6, 2022. As of June 30, 2023, Atlantic Acquisition Corp. had no commercial operations. As a result, the Company believes that, in accordance with Section 3-05 of Regulation S-X, no financial statements of Atlantic Acquisition Corp. are required to be provided in the Preliminary Proxy Statement. The column for “Atlantic Historical” has been removed.

Lyneer Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition

Temporary Placement Services Revenue, page F-66

30.	Please expand your revenue recognition policy to discuss the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. For instance, you should disclose the typical time frame and payment terms of contracts. Refer to ASC 606-10-50-1 and 606-10-50-12.

Response:	As requested by the Staff, Lyneer has revised the disclosure under the caption “Temporary Placement Services Revenues” in Note 2 to Lyneer’s consolidated financial statements on page F-66 of Amendment No.1 to discuss the nature, amount, timing, and uncertainty of Lyneer’s revenues and cash flows arising from contracts with customers.

Securities and Exchange Commission

July 10, 2023

Note 7: Goodwill and Goodwill Impairment, page F-70

31.	We note the entire balance of goodwill recognized in the IDC transaction was impaired in the same period as the transaction. Please expand the disclosure to explain in more detail the facts and circumstances leading to the impairment charge. See ASC 350-20-50-2(a).

Response:	As requested by the Staff, Lyneer has revised the disclosure under the caption “Goodwill and Goodwill Impairment” in Note 7 to Lyneer’s consolidated financial statements on page F-70 of Amendment No.1 to explain in more detail the facts and circumstances leading to the impairment of the balance of the goodwill recognized in the IDC transaction.

General

32.	Tell us the exemption relied upon for the issuance of shares in the merger transaction, and the basis for such reliance.

Response:	The Company will rely on the exemption from registration provided by Section 4(a)(2) under the Securities Act in issuing shares of its common stock in the Merger. Under the Merger Agreement, there are only three recipients of shares of common stock in the Merger: IDC, Lyneer Management and Atlantic, each of which has indicated that it is an accredited investor, as defined under the Securities Act. All of such shares will be restricted securities that the Company expects will be subject to a six-month lock-up pursuant to an agreement with the underwriter in the Capital Raise. Each of IDC and Lyneer Management has indicated that it is acquiring the shares for investment purposes and not with the view toward their further transfer. Atlantic has indicated that it intends to transfer and assign its shares to seven members of its management and consulting teams and to one private investor in Atlantic and/or his children, all of whom are accredited investors or non-U.S. sophisticated persons and all of whom have indicated that they will be acquiring the shares for investment purposes and not with a new toward their further transfer.

* * *

Securities and Exchange Commission

July 10, 2023

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.